GKN plc

GKN Corporate Centre
PO Box 55, Ipsley House, Ipsley Church Lane, Redditch,
Worcestershire B98 0TL, England
Tel +44 (0)1527 517715 Fax +44 (0)1527 517700

02 MAY 17 AM 10: 25

02034197

18 March 2002

The United States Securities and Exchange Commission,
Division of Corporate Finance,
Room 3094 (3-6),
450 5th Street,
Northwest,
Washington DC 20549,
USA.

SUPPL

**Exemption File 82-5204** Dew GKN PLC

Dear Sir,

For your information I enclose a copy of an announcement sent to the London Stock Exchange today.

Yours faithfully,

S. DeRitter

**David Pavey**
Assistant Company Secretary

PROCESSED
MAY 2 1 2002
THOMSON
FINANCIAL

Enc.

dlw 5/20

COMPLIANCE/SEC/COR/notification of press release

## Directors' Interests in Shares

Awards of conditional rights to 50p ordinary shares of GKN plc (the 'Company') under the GKN Directors and Senior Executive Long Term Incentive Plan 2001 were made on 15 March 2002 to the following Executive Directors of the Company:

| Director | Number of shares the subject of the award |
|---|---|
| Mr. R.J. Clowes | 86,700 |
| Mr. R.W. Etches | 77,250 |
| Mr. I.R. Griffiths | 103,400 |
| Mr. K. Smith | 103,400 |
| Mr. N.M. Stein | 91,250 |

The shares will only become capable of release to Executive Directors to the extent that certain performance criteria are satisfied by the Company over the 3 year measurement period which commenced on 1 January 2002. Release is also conditional upon the Executive Director satisfying a personal shareholding requirement. Shares will not be released to Executive Directors for a further 2 years after the end of the measurement period.

Grants of share options over 50p ordinary shares of the Company under the GKN Executive Share Option Scheme 2001 were also made on 15 March 2002 to the following Executive Directors of the Company:

| Director | Number of shares over which option granted | Total number of shares over which options held following this notification |
|---|---|---|
| Mr. R.J Clowes | 138,798 | 470,609 |
| Mr. R.W. Etches | 123,701 | 285,030 |
| Mr. I.R. Griffiths | 165,584 | 398,304 |
| Mr. K. Smith | 165,584 | 375,677 |
| Mr. N.M. Stein | 146,103 | 386,747 |

The options are exerciseable at a price of 308p per share during the period 15 March 2005 to 14 March 2012 subject to the satisfaction by the Company of certain performance criteria and the satisfaction by the Executive Director of a personal shareholding requirement.

G. Denham
Company Secretary

18 March 2002